CONFIDENTIALITY AGREEMENT

THIS CONFIDENTIALITY AGREEMENT (hereinafter referred to as the "**Agreement**"), entered into this 19th day of January 2018 (the "**Effective Date**") by and between VAALCO Energy, Inc., a Delaware corporation ("**VAALCO**"), and Bradley L. Radoff (the "**Receiving Party**"). VAALCO and the Receiving Party may also be referred to herein individually as a "**Party**" or collectively as the "**Parties**".

1. The Board of Directors (the "**Board**") of VAALCO has invited the Receiving Party to observe Board and Strategic Committee meetings for fiscal year 2018. In connection with this observation, VAALCO is willing, in accordance with the terms and conditions of this Agreement, to disclose (either through itself or its affiliated companies and its or their representatives) on a non-exclusive basis to the Receiving Party certain confidential information relating to VAALCO. As used herein, the term "**Confidential Information**" shall mean: (i) all information relating to VAALCO disclosed by VAALCO, either through itself or its affiliated companies and its or their representatives, to the Receiving Party whether by written, oral, electronic or other means of any type, which may include, but is not limited to, models and interpretations and forecasts, marketing arrangements, development plans, commercial, contractual and financial information; and (ii) any notes, summaries, interpretations, interpolations, synthesis or other material derived from or generated in connection with the inspection or evaluation of the information included in the immediately preceding clause (i), regardless of the manner maintained, recorded or documented. As used herein, the term "Confidential Information" shall not include information which:

    a. was already in the possession of the Receiving Party as of the date of disclosure hereunder;

    b. at the time of disclosure hereunder was in the public domain or, subsequent to disclosure hereunder, becomes a part of the public domain through no action or failure to act, whether directly or indirectly, on the part of the Receiving Party;

    c. subsequent to disclosure hereunder, is lawfully acquired by the Receiving Party from a source other than VAALCO or its representatives, provided such source was not, to the Receiving Party's knowledge, under an obligation of confidence with respect thereto; or

    d. is independently developed by the Receiving Party without reference to the Confidential Information.

2. In consideration of the disclosure referred to in Section 1 hereof, the Receiving Party agrees that the Confidential Information shall be kept strictly confidential and shall not be sold, traded, published or otherwise disclosed to anyone in any

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manner whatsoever, including whether by means of photocopy, reproduction, electronic or other means of any type, without VAALCO's prior written consent, except as otherwise provided in this Agreement. Notwithstanding the foregoing, the Receiving Party may disclose Confidential Information to his legal counsel solely for the purpose of assisting the Receiving Party in his evaluation of the Confidential Information.

3.   The Receiving Party is (i) aware that the US Securities Laws prohibit any person who has material, nonpublic information about a public company from purchasing or selling securities of that company, or from communicating that information to any other person under circumstances where it is reasonably foreseeable that such person is likely to purchase or sell those securities, (ii) is familiar with the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and (iii) shall not use, nor cause any third party to use any Confidential Information in contravention of the Exchange Act. VAALCO will inform the Receiving Party whenever the trading window applicable to all officers and directors of VAALCO is open.

4.   Receiving Party agrees that, until December 31, 2018 (the "**Expiration Date**"), neither such party nor his affiliates (or anyone acting on behalf of any of such persons) will, directly or indirectly do any of the following unless requested by VAALCO, except in compliance with the acquisition limitations set forth in the Settlement Agreement dated December 22, 2015 by and among the Receiving Party, Group 42, Inc. and VAALCO: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities, debt instruments or assets or direct or indirect rights to acquire any securities, debt instruments or assets of VAALCO or any subsidiary thereof, (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" with respect to any transaction (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of VAALCO or its subsidiaries, (iii) propose or initiate or make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, consolidation, business combination, tender or exchange offer, restructuring, recapitalization or other extraordinary transaction of or involving VAALCO or any of its subsidiaries or their securities or assets, (iv) form, join or in any way participate in a "group" (as defined in Section 13(d)(3) of the Exchange Act) in connection with any voting securities of VAALCO or its subsidiaries (other than a "group" solely consisting of the Receiving Party and his affiliates and associates), (v) other than in connection with the Receiving Party's Board observation rights, otherwise act, alone or in concert with others, to seek to control or influence the management, Board or policies of VAALCO, or (vi) directly or indirectly, have any discussions or enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, assist procure or encourage, any other persons in connection with any of the foregoing. Furthermore, until the Expiration Date, unless and until specifically invited to do so by the Board, neither Receiving Party nor his affiliates nor any of his or his affiliates' representatives will

directly or indirectly, make, in each case, to VAALCO or any third party, any proposal, statement or inquiry, or disclose any intention, plan or arrangement, whether written or oral, inconsistent with the foregoing, or publicly request VAALCO or its representatives, to amend, waive or terminate any provision of this paragraph (including this sentence), or take any other initiative with respect to VAALCO or any of its affiliates that would be reasonably likely to require (pursuant to any applicable securities laws or stock exchange regulations) VAALCO to make a public announcement regarding any of the activities referred to in this paragraph.

5. Receiving Party, or any person acting on behalf of the Receiving Party, shall not and agrees not to write or disclose/supply information to others for the purpose of writing, any books, periodicals, articles, editorials, Internet publications, social media, news stories, or other publications or forum (including fictional accounts) concerning VAALCO or its affiliated companies or any of their respective directors, officers, employees, agents or representatives or any Confidential Information, or to communicate in any manner with reporters or other members of the media concerning any of the foregoing without the prior written authorization of VAALCO.

Furthermore, upon request by VAALCO, Receiving Party shall immediately return and deliver to VAALCO any and all Confidential Information and all other documents and items – whether in hard or digital form – and all copies thereof which belong to VAALCO or any of its representatives, which are in Receiving Party's possession, custody or control, whether prepared by Receiving Party or others. Notwithstanding the foregoing, the Receiving Party shall be permitted to retain such Confidential Information as is necessary to enable them to comply with any applicable document retention requirements under applicable law or regulation and to retain any computer records and computer files containing any Confidential Information if required pursuant to their respective current automatic archiving and backup procedures.

6. If the Receiving Party is required to disclose any Confidential Information by law, order, decree, regulation or rule of any applicable governmental authority (including, without limitation, those of any regulatory agency, securities commission or stock exchange) or if any person seeks to legally compel (by oral questions, interrogatories, request for information or documents, subpoena or similar process) the Receiving Party to disclose any Confidential Information, the Receiving Party shall promptly provide VAALCO with written notice of such requirement in order to afford VAALCO an opportunity to seek an appropriate protective order(s) (at its sole expense). The Receiving Party agrees to cooperate with any reasonable request of VAALCO in its efforts to secure such protective order(s) and VAALCO shall reimburse the Receiving Party for any reasonable cost incurred by it in complying with any VAALCO request in connection therewith. However, if VAALCO is unable to timely obtain or does not timely seek such protective order and the Receiving Party, in the opinion of his counsel, is compelled to disclose any

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Confidential Information under pain of liability for contempt, censure or penalty, disclosure of such information may be made without liability hereunder.

7. Unless otherwise agreed to the Parties in writing, the duties and obligations of each Party under this Agreement are deemed to have commenced as of the Effective Date of this Agreement and shall remain in effect until the Expiration Date. Termination of this Agreement, whether by expiration or mutual agreement of the Parties, shall not: (i) release any obligations, liabilities, rights and remedies arising out of any breach of, or failure to comply with, this Agreement occurring prior to such termination; or (ii) release, impair or affect the covenants and agreements contained in Sections 3 and 7-16, each of which shall survive such termination and continue in full force and effect.

8. The Parties acknowledge that irreparable damage may occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that the non-breaching Party, without prejudice to any rights and remedies otherwise available, shall be entitled to equitable relief, including, without limitation, specific performance and injunction, in the event of any breach or threatened breach of the provisions of this Agreement without the necessity of proving actual damage or posting a bond or other security. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement but shall be in addition to all other remedies available at law or equity to the non-breaching Party.

9. The liability of the Parties to each other for breach of this Agreement shall be limited to direct actual damages only. Such direct actual damages shall be the sole and exclusive remedy, and all other remedies or damages at law or in equity are waived except such equitable relief as may be granted under Section 8.

10. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware, USA excluding any choice of law rules which would refer the matter to the law of another jurisdiction. Any dispute arising out of, relating to, or in connection with this Agreement, including any question regarding its existence, validity, or termination shall be settled before a sole arbitrator in accordance with the Arbitration Rules of the International Chamber of Commerce in Houston, Texas, USA. The proceedings shall be in the English language. The resulting arbitral award shall be final and binding without right of appeal, and judgment upon such award may be entered in any court having jurisdiction thereof. A dispute shall be deemed to have arisen when either Party notifies the other Party in writing to that effect. Any monetary award issued by the arbitrator shall be payable in U.S. dollars. Each Party waives any right to damages other than those provided in Section 9, and the arbitrator shall certify in the decision that only those damages authorized by Section 9 were awarded.

11. It is not the intention of the Parties and nothing contained in this Agreement shall be deemed or construed to create the relationship of partnership, association,

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principal and agent or joint venture between the Parties. This Agreement and the disclosure of Confidential Information hereunder shall create no obligation on the part of either VAALCO or the Receiving Party to enter into any further agreement with the other Party.

12. No amendments, changes or modifications to this Agreement shall be valid except if the same are in writing and signed by a duly authorized representative of each of the Parties hereto.

13. If a Party initiates litigation or other proceedings to enforce the terms of this Agreement, the Party prevailing in such litigation or proceeding is entitled to recover its reasonable attorneys' fees (including reasonable court costs) in connection with such litigation or proceedings.

14. This Agreement comprises the full and complete agreement of the Parties hereto with respect to the disclosure of the Confidential Information and supersedes and cancels all prior communications, understandings and agreements between the Parties hereto relating to the Confidential Information, whether written or oral, expressed or implied.

15. This Agreement may not be assigned by either Party.

16. In the event any provision of the Agreement is held to be void or unenforceable, then any such provision shall be deemed to be deleted as of the date hereof, and the remainder of this Agreement shall remain in full force and effect. MF BLR

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IN WITNESS WHEREOF, the duly authorized representatives of the Parties have caused this Agreement to be executed on the date first written above.

VAALCO ENERGY, INC.

By:  _____

Name: Andrew Fawthrop
Title: Chairman of the Board

Accepted and Agreed:

_____
Bradley L. Radoff

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